Exhibit 99.1

Luxoft Announces Results of the Annual Meeting of Shareholders

New York, NY, September 8, 2017 — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results of the Annual Meeting of Shareholders held on September 8, 2017. As of August 11, 2017, the record date for the Annual Meeting, 22,135,741 Class A ordinary shares and 11,436,022 Class B ordinary shares were outstanding.  For each matter voted on at the Annual Meeting, holders of Class A ordinary shares were entitled to one vote for each Class A ordinary share owned and holders of Class B ordinary shares were entitled to ten votes for each Class B ordinary share owned. There were 16,809,378 Class A ordinary shares and 11,436,022 Class B ordinary shares present in person or represented by proxy at the Annual Meeting. Two items of business were acted upon by shareholders at the Annual Meeting: (1) the reelection of the current directors to serve until the next annual meeting of shareholders or until their successors have been elected and qualified and (2) ratification of the appointment of Ernst & Young LLC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2018.

Each matter voted upon at the Annual Meeting, including reelection of each current director, was approved by over 95% of the votes cast.

About Luxoft:

Luxoft Holding, Inc. (NYSE:LXFT) a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations predominantly in Europe, North America and Asia Pacific. The Company’s software development services consist of core and mission critical custom software development and support, product engineering, and technology consulting. Its bespoke solutions include technology architecture selection and other consulting, proprietary products and/or standard system software and platforms, as well as implementation and maintenance. Through its services and solutions, the Company helps its clients improve their competitive position by increasing efficiency, optimizing costs, and enabling changes through disruptive digital technologies that enhance end-user experience and shorten time-to-market.

The Company develops its solutions and delivers its services from 37 dedicated delivery centers worldwide. It has more than 12,800 employees across 42 offices in 21 countries within five continents — North America, Europe, Africa, Asia, and Australia. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements:

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

Contacts:

Investor Inquires

Alina V. Plaia

Vice-President, Global Communications

212-964-9900, ext. 2404
IR@luxoft.com

Media Inquiries

Patrick R. Corcoran

Global Director, External Relations

212-964-9900 ext. 2453

Press@luxoft.com